Exclusive Purchase Option Agreement

As of 7/15/2021

This exclusive purchase option agreement (the "Option Agreement") is made between VV Markets, LLC ("Purchaser" or "us") and Vinfolio ("Seller" or "you") with regard to the assets described below (each individually an "Asset", collectively the "Assets").

Key Deal Points
- You will supply the Asset(s) to the Purchaser, and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.
- We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.
- For a period of eight (8) weeks from the date of this Option Agreement (the "Period"), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations
- You have the ability to supply the Assets listed in the Asset Table.
- Upon sourcing, you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Option Agreement.
- You will provide us with reasonable access to the Asset(s) for the creation of marketing materials. Marketing materials remain our property.
- You will not advertise the allocated cases or bottles of the Collection online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale".
- Upon the completion of the offering, you will continue to store, maintain, and insure the assets, in exchange for the payment of storage fees

The Results:
- Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:
- This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset Table

Wine	Vintage	Quantity
Château Angélus	2020	12x750ml
Château Cheval Blanc	2020	12x750ml
Château Clinet	2020	12x750ml
Château Cos d'Estournel	2020	36x750ml
Château Figeac	2020	12x750ml
Château Haut-Brion	2020	24x750ml
Château Haut-Baully	2020	24x750ml
Château La Conseillante	2020	12x750ml
Château La Mission Haut-Brion	2020	12x750ml
Château Lafite Rothschild	2020	12x750ml
Château La Fleur-Petrus	2020	12x750ml
Château Le Gay	2020	24x750ml
Mouton Rothschild Le Petit Mouton	2020	12x750ml
Château Lynch-Bages	2020	36x750ml
Château Margaux	2020	12x750ml
Château Smith Haut Lafitte	2020	12x750ml
Château Mouton-Rothschild	2020	6x750ml
Château Palmer	2020	12x750ml
Château Pape Clément	2020	24x750ml
Château Pavie	2020	24x750ml
Château Pichon Lalande	2020	36x750ml
Château Pontet-Canet	2020	36x750ml
Château Troplong-Mondot	2020	36x750ml

Description:	Bordeaux En Primeur 2020 Collection
Total Acquisition Cost:	$102,400
Consideration:	
Cash (%)	$102,400 (100%)
Equity (%)	(0%)
Total	$102,400
Other Terms:	50% due August 15th 50% due December 1st

Acknowledged and Agreed:

/s/Nicholas King

VV Markets
Name: Nicholas King
Title: Chief Executive Officer

DocuSigned by:
Adam Lapierre
19F990C28E074A6...

Seller
Name: Adam Lapierre
Title: President